Exhibit 99.12

PRESS RELEASE

Republic of Congo: TotalEnergies increases its interest in
giant field Moho and divests two mature assets

Paris, April 24, 2024 – TotalEnergies announces that its 85%-owned affiliate, TotalEnergies EP Congo, has signed an agreement with Trident Energy combining the acquisition of an additional 10% interest in the Moho license from Trident Energy and the sale to Trident Energy of its 53.5% interest in the Nkossa and Nsoko II licenses.

Moho is a deep-offshore field located 80 kilometers off the coast of Pointe Noire and operated by TotalEnergies EP Congo. Production increased significantly in 2017 with the startup of the Moho Nord project. Production facilities include two Floating Production Units (FPU), Alima and Likouf, combining for a current output of around 100 kboe/d (100%).

Nkossa and Nsoko II are two offshore fields located 70 kilometers off the coast. Starting respectively in 1996 and 2006, they are mature oil fields currently producing a combined 15 kboe/d (100%).

After completion of these transactions, which are subject to customary conditions precedent, in particular regulatory approvals, and to the completion of Trident Energy’s acquisition of Chevron Congo, TotalEnergies EP Congo will hold a 63.5% operated interest in the Moho license alongside Trident Energy (21.5%) and the Société Nationale des Pétroles du Congo (SNPC, 15%). Trident Energy will hold a 85% operated interest in the Nkossa and Nsoko II licenses alongside SNPC (15%).

“With these transactions, TotalEnergies continues to dynamically manage its portfolio. In line with our strategy, we focus on low cost, low emission assets, and leverage our deep offshore expertise”, said Mike Sangster, Senior Vice President Africa, Exploration and Production at TotalEnergies. “As a long-term partner of the Republic of Congo, TotalEnergies remains fully committed to the country through our increased stake and operatorship in Moho field, and is preparing for the drilling of an exploration well on the Marine XX license before summer 2024.”

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

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